Exhibit 99.1

Ucommune International Ltd. Announces Unaudited First Quarter

2021 Financial Results

Beijing, Jun. 4, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

●	Net revenues were RMB240.4 million, representing an increase of 17.5% from the first quarter of 2020 and exceeding the high-end of the Company’s previously announced revenue guidance range.

●	Net loss was RMB126.8 million, compared with RMB82.9 million in the first quarter of 2020.

●	Adjusted net loss[1], which excluded share-based compensation expenses, impairment loss on long-lived assets, change in fair value of warrant liability, impairment loss on long-term investments, and loss on disposal of subsidiaries, was RMB46.7 million, narrowing by 41.7% year over year from RMB80.1 million in the first quarter of 2020.

●	EBITDA loss[2] was RMB102.0 million, compared with RMB60.0 million in the first quarter of 2020.

●	Adjusted EBITDA loss[3] was RMB33.0 million, compared with RMB31.0 million in the first quarter of 2020.

First Quarter 2021 Operating Highlights

●	As of March 31, 2021, Ucommune had committed to 250 office spaces in 84 cities, including 88 office spaces in tier-1 cities, 51 office spaces in new tier-1 cities, 105 office spaces in cities tier-2 and below, and 6 office spaces overseas, and providing approximately 642,800 square meters of managed area to 1,154,000 members. Among those, 189 office spaces, or 75.6% of total committed spaces, were in operation.

●	As of March 31, 2021, Ucommune’s total number of spaces contracted under the Company’s asset-light model had increased by 144.0% to 122 spaces located across 48 cities from 50 spaces located across 27 cities as of March 31, 2020. The Company’s total managed area under contract[4] for the asset-light model had increased by 107.0% to 365,000 square meters from 176,600 square meters as of March 31, 2020.

Dr. Daqing Mao, Founder of Ucommune, commented, “In the first quarter of 2021, we continued to successfully expand our service offerings, committing to 16 new spaces and bringing 26 new spaces into operation to reach 1,154,000 members around the globe. Our asset-light model also continued to gain traction, with its total number of spaces under contract recording triple-digit year-over-year growth for the third quarter in a row. As such, our workspace membership services revenues increased by 16.7% from the previous quarter. As we took another step towards transforming our business and enlarging our China-wide coverage, we also benefited from the recovery trend in domestic advertising demand, which was supported by the government’s effective containment of COVID-19 as well as our enhanced brand influence. We will continue to channel resources towards the development of our asset-light model, refine our services, and cultivate more vibrant communities of urban professionals to support the transformation in how people work and generate more sustainable shareholder value.”

Mr. Cheong Kwok Mun, Chief Financial Officer of Ucommune, added, “We increased our net revenues beyond expectations while narrowing our adjusted net loss in the quarter. Net revenues grew by 17.5% on a year-over-year basis, despite an aggressive streamlining of our self-managed premises in the first quarter of 2020, which led to the closure of many of our unprofitable premises. More importantly, our asset-light model revenues grew by 250.6% and our asset-light model gross profit grew by 148.0%. Our unique combination of technology-enabled agile office space services and potent brand awareness enables us to provide asset owners with a highly compelling value proposition and breathe new life into urban areas throughout China. Looking ahead, we will remain focused on accelerating our business transformation to enhance our overall profitability and augment our corporate development.”

[1]	For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[2]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[3]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[4]	Spaces and managed area under contract include those in operation, under construction, and in preparation for construction.

First Quarter 2021 Financial Results

Total net revenues increased by 17.5% to RMB240.4 million in the first quarter of 2021 from RMB204.5 million in the first quarter of 2020. Revenues from the Company’s asset-light model increased by 250.6% to RMB10.4 million in the first quarter of 2021 from RMB3.0 million in the first quarter of 2020.

●	Workspace membership services revenues decreased by 30.8% to RMB89.7 million in the first quarter of 2021 from RMB129.6 million in the first quarter of 2020, mainly due to the closure of unprofitable spaces in operation and the contraction of the Company’s self-operated coworking space services resulting from the Company’s transformation to an asset-light model.

●	Marketing and branding services revenues increased by 98.4% to RMB112.6 million in the first quarter of 2021 from RMB56.8 million in the first quarter of 2020, mainly due to pent up demand for advertising and marketing services as the impact of COVID-19 mitigated and advertising demand fully recovered to pre-epidemic levels during the first quarter of 2021.

●	Other services revenues increased by 109.9% to RMB38.1 million in the first quarter of 2021 from RMB18.1 million in the first quarter of 2020, primarily due to increased net revenue from the Company’s interior design and construction services.

Total costs of revenues increased by 17.0% to RMB266.4 million in the first quarter of 2021 from RMB227.6 million in the first quarter of 2020. Costs of revenues from the Company’s asset-light model increased by 279.9% to RMB8.8 million in the first quarter of 2021 from RMB2.3 million in the first quarter of 2020, which was in line with the increase in revenues from the Company’s asset-light model businesses.

●	Costs of workspace membership decreased by 22.4% to RMB131.2 million in the first quarter of 2021 from RMB169.1 million in the first quarter of 2020, mainly due to decreased operating costs as well as decreased costs for property services and staff, partly offset by the increase in share-based compensation expenses, amounting to RMB10.9 million.

●	Costs of marketing and branding services increased by 118.0% to RMB106.9 million in the first quarter of 2021 from RMB49.0 million in the first quarter of 2020, mainly due to increased advertising costs, which was in line with the increase in advertising revenue.

●	Costs of other services increased by 198.6% to RMB28.3 million in the first quarter of 2021 from RMB9.5 million in the first quarter of 2020, mainly due to increased costs related to interior design and construction services.

General and administrative expenses increased by 361.1% to RMB91.1 million in the first quarter of 2021 from RMB19.8 million in the first quarter of 2020, mainly due to an increase in share-based compensation expenses of RMB54.7 million, professional service fees, and directors’ and officers’ liability insurance fees associated with the Company’s public listing.

Sales and marketing expenses increased by 10.4% to RMB13.0 million in the first quarter of 2021 from RMB11.8 million in the first quarter of 2020, mainly due to the increase in share-based compensation expenses.

EBITDA loss increased by 70.0% to RMB102.0 million in the first quarter of 2021 from RMB60.0 million in the first quarter of 2020. Adjusted EBITDA loss3 increased by 6.2% to RMB33.0 million in the first quarter of 2021 from RMB31.0 million in the first quarter of 2020.

Impairment loss on long-lived assets increased by 307.0% to RMB9.3 million in the first quarter of 2021 from RMB2.3 million in the first quarter of 2020, primarily due to the increase in impairment costs for spaces where the carrying value is not expected to be fully recoverable.

Other (expense) income, net represents other income, net, of RMB11.1 million in the first quarter of 2021, as compared with other expense, net of RMB26.1 million in the first quarter of 2020, mainly due to the Company’s decision to voluntarily close office spaces as part of its business transformation, which led to the early termination of lease contracts and a corresponding reversal of expenses related to the lease contracts.

Net loss increased by 53.0% to RMB126.8 million in the first quarter of 2021 from RMB82.9 million in the first quarter of 2020. Adjusted net loss4 was RMB46.7 million in the first quarter of 2021, compared with RMB80.1 million in the first quarter of 2020.

Basic and diluted net loss per share were both RMB1.60 in the first quarter of 2021, representing an increase of 22.2% from RMB1.31 in the first quarter of 2020, mainly due to the increased net loss, which was partly offset by the increase in weighted average shares outstanding.

Basic and diluted adjusted net loss per share5 were both RMB0.64 in the first quarter of 2021, compared to basic and diluted adjusted net loss per share6 of RMB1.26 in the first quarter of 2020.

Cash, cash equivalents, and restricted cash were RMB195.0 million as of March 31, 2021, representing a decrease of 51.3% from RMB400.8 million as of December 31, 2020, primarily due to short-term financial investments and long-term investments made during the first quarter of 2021 and working capital and general corporate purposes cash expenditures, partially offset by the financing in connection with the Company’s underwritten public offering consummated on February 2, 2021.

Business Outlook

For the second quarter of 2021, the Company expects net revenues to be in the range of RMB240 million to RMB260 million, representing a year-over-year increase of 24% to 34%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On June 2, 2021, the Company announced it has signed a merger agreement with Guangdong Wanhe Green Technology Co., Ltd, an eco-friendly and intelligent space renovation service provider in China, to promote carbon neutrality and eco-friendly office environments.

On June 4, 2021, UK Wisdom Limited, a blank check company incorporated as a Cayman Islands exempted company, of which (i) the Company owns an 85% equity interest, and (ii) Mao Daqing, the Company’s founder, director and controlling shareholder owns a 15% interest, publicly filed a registration statement in connection with a contemplated initial public offering of 5,000,000 units. Each unit consists of one Class A ordinary share and one right. Every ten rights entitles the holder to receive one Class A ordinary share upon consummation of the Company’s initial business combination. The units are expected to be listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “UKWIU”. The foregoing is a preliminary summary of terms and is subject to change.

A registration statement relating to UK Wisdom Limited’s securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering of these securities will be made only by means of a prospectus. A preliminary prospectus relating to these securities may be obtained when available from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

[5]	For a reconciliation of net loss to adjusted net income, see the "Non-GAAP Financial Measures" section and the table captioned " Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results" below.
[6]	For a reconciliation of net loss to adjusted net income, see the "Non-GAAP Financial Measures" section and the table captioned " Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results" below.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and underutilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.5518 to US$1.00, the exchange rate on March 31, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the Company’s combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune uses the following non-GAAP financial measures for Ucommune’s combined and consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other (expense)income, net, provision for income taxes and loss on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, depreciation of property and equipment, amortization of intangible assets and change in fair value of warrant liability, which we do not believe are reflective of the Company’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets, change in fair value of warrant liability and loss on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

FINANCIAL STATEMENTS

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	348,064	142,454	21,743
Restricted cash	52,199	52,570	8,024
Term deposits	47,710	32,310	4,931
Short-term investments	5,900	200,747	30,640
Accounts receivable, net	125,359	154,504	23,582
Prepaid expenses and other current assets	163,401	145,918	22,268
Amounts due from related parties, current	24,504	23,256	3,550
Total current assets	767,137	751,759	114,738

Non-current assets
Restricted cash	527	-	-
Long-term investments	9,051	22,439	3,425
Property and equipment, net	350,980	332,689	50,778
Right-of-use assets, net	879,348	763,692	116,562
Intangible assets, net	28,420	25,905	3,954
Goodwill	1,533,485	1,533,485	234,056
Rental deposit	61,170	57,229	8,735
Long-term prepaid expenses	113,271	113,231	17,282
Amounts due from related parties, non-current	297	637	97
Other assets, non-current	194,444	194,461	29,684
Total non-current assets	3,170,993	3,043,768	464,573
TOTAL ASSETS	3,938,130	3,795,527	579,311

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	49,457	77,500	11,829
Long-term borrowings, current portion	3,618	4,630	707
Note payable	12,105	7,749	1,183
Accounts payable	272,299	236,847	36,150
Accrued expenses and other current liabilities	263,997	207,311	31,642
Amounts due to related parties, current	92,737	71,236	10,873
Advance workspace membership fee	53,667	51,510	7,862
Contract liabilities	14,833	15,911	2,428
Income taxes payable	1,366	494	75
Deferred subsidy income	9,562	8,430	1,287
Lease liabilities, current	365,049	347,876	53,096
Total current liabilities	1,138,690	1,029,494	157,132

Non-current liabilities:
Long-term borrowings	15,242	13,286	2,028
Refundable deposits from members, non-current	16,477	23,554	3,595
Deferred tax liabilities	1,543	1,322	202
Lease liabilities, non-current	580,562	486,376	74,235
Warrant liability	-	16,312	2,490
Total non-current liabilities	613,824	540,850	82,550
TOTAL LIABILITIES	1,752,514	1,570,344	239,682

SHAREHOLDERS’ EQUITY
Class A ordinary shares	49	53	8
Class B ordinary shares	6	6	1
Additional paid-in capital	4,230,656	4,402,551	671,961
Statutory reserves	5,065	5,065	773
Accumulated deficit	(2,240,205)	(2,373,636)	(362,288)
Accumulated other comprehensive income	4,742	8,408	1,283
Total Ucommune International Ltd. shareholders’ equity	2,000,313	2,042,447	311,738
Non-controlling interests	185,303	182,736	27,891
TOTAL EQUITY	2,185,616	2,225,183	339,629
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,938,130	3,795,527	579,311

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD

Revenue:
Workspace membership revenue	129,634	89,667	13,686
Marketing and branding service revenue	56,766	112,643	17,193
Other service revenue	18,142	38,072	5,811
Total revenue	204,542	240,382	36,690

Cost of revenue:
Workspace membership	(169,074)	(131,201)	(20,025)
Marketing and branding service	(49,025)	(106,863)	(16,310)
Other services	(9,479)	(28,305)	(4,320)
Total cost of revenue	(227,578)	(266,369)	(40,655)
Operating expenses:
Impairment loss on long-lived assets	(2,284)	(9,295)	(1,419)
Sales and marketing expenses	(11,756)	(12,975)	(1,980)
General and administrative expenses	(19,755)	(91,081)	(13,902)
Change in fair value of warrant liability	-	2,177	332
Loss from operations	(56,831)	(137,161)	(20,934)

Interest expense, net	(1,807)	(603)	(92)
Subsidy income	2,843	1,704	260
Impairment loss on long-term investments	-	(461)	(70)
Loss on disposal of subsidiaries	(533)	(950)	(145)
Other (expense)income, net	(26,138)	11,099	1,694
Loss before income taxes and loss from equity method investments	(82,466)	(126,372)	(19,287)
Provision for income taxes	(402)	(469)	(72)
(Loss) gain from equity method investments	(36)	5	1
Net loss	(82,904)	(126,836)	(19,358)
Less: Net loss attributable to non-controlling interests	(837)	6,595	1,007
Net loss attributable to Ucommune International Ltd.	(82,067)	(133,431)	(20,365)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic	(1.31)	(1.60)	(0.24)
- Diluted	(1.31)	(1.60)	(0.24)
Weighted average shares used in calculating net loss per share
- Basic	62,811,339	83,565,101	83,565,101
- Diluted	62,811,339	83,565,101	83,565,101

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD

Net loss	(82,904)	(126,836)	(19,358)
Other comprehensive loss, net of tax	-	-	-
Foreign currency translation adjustments	5,456	3,265	498
Total Comprehensive loss	(77,448)	(123,571)	(18,860)
Less: Comprehensive loss attributable to non-controlling interest	(1,095)	6,194	945
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(76,353)	(129,765)	(19,805)

UCOMMUNE INTERNATIONAL LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(82,904)	(126,836)	(19,358)
Interest expense, net	1,807	603	92
Provision for income taxes	402	469	72
Depreciation of property and equipment	18,279	21,406	3,267
Amortization of intangible assets	2,414	2,366	361
EBITDA (non-GAAP)	(60,002)	(101,992)	(15,566)
Share-based compensation expense	-	71,592	10,927
Impairment loss on long-lived assets	2,284	9,295	1,419
Change in fair value of warrant liability	-	(2,177)	(332)
Impairment loss on long-term investments	-	461	70
Loss on disposal of subsidiaries	533	950	145
Other expense(income), net	26,138	(11,099)	(1,694)

Adjusted EBITDA (non-GAAP)	(31,047)	(32,970)	(5,031)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
Net loss	(82,904)	(126,836)	(19,358)
Share-based compensation expense	-	71,592	10,927
Impairment loss on long-lived assets	2,284	9,295	1,419
Change in fair value of warrant liability	-	(2,177)	(332)
Impairment loss on long-term investments	-	461	70
Loss on disposal of subsidiaries	533	950	145

Adjusted net loss (non-GAAP)	(80,087)	(46,715)	(7,129)